DALBY, WENDLAND & CO., PC
Certified Public Accountants & Consultants
464 Main Street
P.O. Box 480
Grand Junction, CO  81502-0430
Telephone 970/243-1921
Fax 970/243-9214


August 10, 2000



Michael A. Littman
7609 Ralston Road
Arvada, CO  80002

Dear Mr. Littman:

At the request of Margaret Quenemoen of Jagged Edge Mountain Gear, Inc., we are responding to questions 1 through 4 contained in the letter dated August 7, 2000 from the Securities and Exchange Commission.

1.  Dalby, Wendland & Co., P.C. resigned effective July 27, 2000.

2. Jagged Edge Mountain Gear, Inc. will need to provide the answer to this question.

3. Dalby, Wendland & Co., P.C. elected to resign. Whatever action was taken by the board of directors as a result of that resignation must be provided by Jagged Edge Mountain Gear, Inc..

4. In connection with the audit of the most recent fiscal year, no disagree-ment(s) exist with any former accountant on any matter of accounting, princi -ples or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant would have caused them to make reference in connection with their report to the subject of the disagreement(s).

    The audit report by Dalby, Wendland & Co., P.C. for the year ended July 31, 1999, contained an opinion which included a paragraph discussing uncertain-ties related to continuation of the Registrant as a going concern. Other-wise, the audit report by Dalby, Wendland & Co., P.C. for the year ended July 31, 1999 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or account-ing principles.

I trust this letter will fulfill Ms. Quenemoen's requirements.

Sincerely,

/s/ Lawrence R. Terrell

Lawrence R. Terrell, CPA
lterrell@dalbywendland.com

LRT/ps

c: Margaret Quenemoen